Exhibit 99.1

Fortuna to release second quarter 2020 financial results on August 13, 2020; Conference call at 12 p.m. Eastern time on August 14, 2020

Vancouver, August 4, 2020 -- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces that it will release its financial statements and MD&A for the second quarter of 2020 on Thursday, August 13, 2020 after the market closes.

A conference call to discuss the financial and operational results will be held on Friday, August 14, 2020 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, and Luis D. Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/36036 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Friday, August 14, 2020

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.844.369.8770

Dial in number (International): +1.862.298.0840

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 36036

Playback of the conference call will be available until August 28, 2020. Playback of the webcast will be available until August 14, 2021. In addition, a transcript of the call will be archived on the company’s website: https://www.fortunasilver.com/investors/financials/2020/.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project, currently under construction, in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE COMPANY

Carlos Baca

Investor Relations Manager

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com